FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 7, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: May Output Statement dated 7 June, 2004


7 June 2004



BRITISH ENERGY plc - OUTPUT STATEMENT


A summary of net output from British Energy's power stations in May 2004 is given in the table below, together with comparative data for the previous financial year:-

                                        2003/04                                  2004/05
                               May              Year to Date     May                    Year to Date

                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)
UK Nuclear               5.97        84       11.49       82       4.94       69       10.07      72
UK Other                 0.35        25        0.73       26       0.45       32       1.04       37


Planned Outages

- A statutory outage was completed on one reactor at Heysham 2 and another started on one unit at Hartlepool.

- Low load refuelling was carried out on one reactor at Heysham 2 and on both reactors at Hinkley Point B.


Unplanned Outages

- One generating unit at Sizewell B has been shutdown since 19th April to replace the alternator rotor which had an earth fault. It is expected to return to service later this month. The other generator unit continues to operate at nominal full load.

- The planned outage at Torness to carry out planned boiler instrumentation modifications was extended to carry out additional work to restore boiler performance. As a result one reactor was shutdown for most of May.

- Heysham 2, Dungeness B and Hunterston B were each affected by less significant unplanned outages during the month.


Overview

- The outages to date this year are within the Company's planning contingencies. For this reason the Company's indicative target for nuclear output for 2004/05 of 64.5TWh remains unaltered.


Contact:

Andrew Dowler                    020 7831 3113        (Media Enquiries)
Paul Heward                      01355 26 2201        (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 7, 2004                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations